                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                          Commission File Number 1-977

                          WESTINGHOUSE SAVINGS PROGRAM
                            (Full title of the Plan)

                                 CBS CORPORATION
                               51 West 52nd Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                 CBS CORPORATION
                 WESTINGHOUSE SAVINGS PROGRAM

                 Financial Statements as of December 31, 1997
                 and 1996, and Schedules as of December 31, 1997

                 (With Independent Auditors' Report Thereon)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                   Index to Financial Statements and Schedules

                           December 31, 1997 and 1996



                                                                                           Page
                                                                                           ----

Independent Auditors' Report                                                                 1

Statements of Net Assets Available for Benefits, With Fund Information                     2 - 5

Statement of Changes in Net Assets Available for Benefits, With Fund Information           6 - 7

Notes to Financial Statements                                                             8 - 16

Schedule 1 - Line 27(a) - Schedule of Assets Held for Investment Purposes                   17

Schedule 2 - Line 27(d) - Schedule of Reportable Transactions                               18


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

                          Independent Auditors' Report



To the Participants and Administrator of the Westinghouse Savings Program:


We have audited the accompanying statements of net assets available for benefits of the Westinghouse Savings Program (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/KPMG PEAT MARWICK LLP
------------------------
Pittsburgh, Pennsylvania
June 12, 1998

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997

                                 (In thousands)


                                                                                Fund Information
                                              --------------------------------------------------------------------------------------
                                                                              Participant Directed
                                              --------------------------------------------------------------------------------------
                                                              CBS        Fidelity                                           BT
                                                 Fixed      Common        Growth        BT                                Lifecycle
                                                Income       Stock      and Income     Index       Ultra      Janus      Long Range
                                                 Fund        Fund          Fund        Fund        Fund       Fund          Fund
                                              ----------   ---------    ---------    ---------   ---------   ---------    ---------

Investments, at fair value:
     CBS common stock                         $        -     353,227            -            -           -          -            -
     Registered investment companies                   -           -      295,923      240,809     158,515    143,732       21,443
     Loans to participants                             -           -            -           -           -           -            -
     Interest-bearing cash                             -       6,980            1           3           5           2            2
                                              ----------  ----------   ----------  ----------  ----------  ----------   ----------
                                                       -     360,207      295,924     240,812     158,520     143,734       21,445

Investments, at contract value:
     Beneficial interest in the Westinghouse
        Savings Program Master Trust
        (note 6)                               2,724,441           -            -           -           -           -            -
                                              ----------  ----------   ----------  ----------  ----------  ----------   ----------
                  Total investments            2,724,441     360,207      295,924     240,812     158,520     143,734       21,445

Receivables:
     Rollover contributions                        1,293          21           96         282          64         106            -
     Due from brokers for investments sold        52,188       1,274       16,762      12,293       9,651       8,970        1,154
                                              ----------  ----------   ----------  ----------  ----------  ----------   ----------
                  Total receivables               53,481       1,295       16,858      12,575       9,715       9,076        1,154
                                              ----------  ----------   ----------  ----------  ----------  ----------   ----------

                  Total assets                 2,777,922     361,502      312,782     253,387     168,235     152,810       22,599

Liabilities:
     Plan transfer (note 8)                      (50,485)     (4,438)      (8,017)     (6,504)     (4,785)     (4,459)        (632)
     Due to brokers for investments
        purchased                                      -           -            -           -           -           -            -
                                              ----------  ----------   ----------  ----------  ----------  ----------   ----------
                  Total liabilities              (50,485)     (4,438)      (8,017)     (6,504)     (4,785)     (4,459)        (632)
                                              ----------  ----------   ----------  ----------  ----------  ----------   ----------

                  Net assets available
                     for benefits             $2,727,437     357,064      304,765     246,883     163,450     148,351       21,967
                                              ==========  ==========   ==========  ==========  ==========  ==========   ==========

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

Statement of Net Assets Available for Benefits, With Fund Information, Continued

                                December 31, 1997

                                 (In thousands)



                                                                   Fund Information
                                              --------------------------------------------------------------
                                                                  Participant Directed
                                              --------------------------------------------------------------
                                                                            BT           BT
                                                                         Lifecycle   Lifecycle
                                                 JPM          JPM          Mid         Short
                                              Diversified International    Range       Range     Participant
                                                 Fund         Fund         Fund        Fund          Loans        Total
                                              ----------   ----------   ----------   ----------   ----------   ----------
Investments, at fair value:
     CBS common stock                         $        -            -            -            -            -      353,227
     Registered investment companies              18,545       16,899       17,310        7,241            -      920,417
     Loans to participants                             -            -            -            -       47,760       47,760
     Interest-bearing cash                             2            3            2            2            -        7,002
                                              ----------   ----------   ----------   ----------   ----------   ----------
                                                  18,547       16,902       17,312        7,243       47,760    1,328,406

Investments, at contract value:
     Beneficial interest in the Westinghouse
        Savings Program Master Trust
        (note 6)                                       -            -            -            -            -    2,724,441
                                              ----------   ----------   ----------   ----------   ----------   ----------
                  Total investments               18,547       16,902       17,312        7,243       47,760    4,052,847

Receivables:
     Rollover contributions                            -           53            -            -            -        1,915
     Due from brokers for investments sold         1,166        1,463          861          849        4,673      111,304
                                              ----------   ----------   ----------   ----------   ----------   ----------
                  Total receivables                1,166        1,516          861          849        4,673      113,219
                                              ----------   ----------   ----------   ----------   ----------   ----------

                  Total assets                    19,713       18,418       18,173        8,092       52,433    4,166,066
Liabilities:
     Plan transfer (note 8)                         (496)        (526)        (575)        (416)      (2,326)     (83,659)
     Due to brokers for investments
        purchased                                      -            -            -          (35)           -          (35)
                                              ----------   ----------   ----------   ----------   ----------   ----------
                  Total liabilities                 (496)        (526)        (575)        (451)      (2,326)     (83,694)
                                              ----------   ----------   ----------   ----------   ----------   ----------

                  Net assets available
                     for benefits             $   19,217       17,892       17,598        7,641       50,107    4,082,372
                                              ==========   ==========   ==========   ==========   ==========   ==========

See accompanying notes to financial statements.

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996

                                 (In thousands)


                                                                       Fund Information
                                              ------------------------------------------------------------------
                                                                     Participant Directed
                                              ------------------------------------------------------------------
                                                                CBS          Fidelity
                                                Fixed          Common         Growth        BT
                                                Income         Stock        and Income    Index         Ultra
                                                 Fund          Fund           Fund         Fund         Fund
                                              -----------   -----------   -----------  -----------  -----------

Investments, at fair value:
     CBS (formerly Westinghouse Electric      $         -       265,316             -            -            -
        Corporation) common stock
     Registered investment companies                    -             -       220,411      167,906      130,353
     Loans to participants                              -             -             -            -            -
     Interest-bearing cash                              -           105             3            2            2
                                              -----------   -----------   -----------  -----------  -----------
                                                        -       265,421       220,414      167,908      130,355

Investments, at contract value:
     Beneficial interest in the Westinghouse
        Savings Program Master Trust
        (note 6)                                2,863,939             -             -            -            -
                                              -----------   -----------   -----------  -----------  -----------
                  Total investments             2,863,939       265,421       220,414      167,908      130,355

Receivables:
     Rollover contributions                         4,432             -             -            -            -
     Due from brokers for investments sold          3,567         1,805           145          132           59
                                              -----------   -----------   -----------  -----------  -----------
                  Total receivables                 7,999         1,805           145          132           59
                                              -----------   -----------   -----------  -----------  -----------

                  Total assets                  2,871,938       267,226       220,559      168,040      130,414

Liabilities:
     Due to brokers for investments
        purchased                                  (4,432)       (1,143)            -            -            -
                                              -----------   -----------   -----------  -----------  -----------
                  Net assets available
                     for benefits             $ 2,867,506       266,083       220,559      168,040      130,414
                                              ===========   ===========   ===========  ===========  ===========


                                                 Fund Information
                                              ------------------------
                                               Participant Directed
                                              ------------------------
                                                               BT
                                                             Lifecycle
                                                 Janus       Long Range
                                                 Fund          Fund
                                              -----------  -----------

Investments, at fair value:
     CBS (formerly Westinghouse Electric                -            -
        Corporation) common stock
     Registered investment companies              117,081       14,236
     Loans to participants                              -            -
     Interest-bearing cash                              4            -
                                              -----------  -----------
                                                  117,085       14,236

Investments, at contract value:
     Beneficial interest in the Westinghouse
        Savings Program Master Trust
        (note 6)                                        -            -
                                              -----------  -----------
                  Total investments               117,085       14,236

Receivables:
     Rollover contributions                             -            -
     Due from brokers for investments sold             55            4
                                              -----------  -----------
                  Total receivables                    55            4
                                              -----------  -----------

                  Total assets                    117,140       14,240

Liabilities:
     Due to brokers for investments
        purchased                                       -            -
                                              -----------  -----------
                  Net assets available
                     for benefits                 117,140       14,240
                                              ===========  ===========


                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

Statement of Net Assets Available for Benefits, With Fund Information, Continued

                                December 31, 1996

                                 (In thousands)



                                                                                 Fund Information
                                                            -----------------------------------------------------------
                                                                                Participant Directed
                                                            -----------------------------------------------------------
                                                                                         BT         BT
                                                                                      Lifecycle  Lifecycle
                                                               JPM          JPM         Mid        Short
                                                            Diversified International   Range      Range    Participant
                                                               Fund         Fund        Fund       Fund       Loans        Total
                                                            ----------  ----------  ----------  ----------  ----------  ----------
Investments, at fair value:
     CBS (formerly Westinghouse Electric Corporation)
        common stock                                        $        -           -           -           -           -     265,316
     Registered investment companies                            15,703      17,127      12,685       6,260           -     701,762
     Loans to participants                                           -           -           -           -      54,399      54,399
     Interest-bearing cash                                           -           -           1           -           -         117
                                                            ----------  ----------  ----------  ----------  ----------  ----------
                                                                15,703      17,127      12,686       6,260      54,399   1,021,594

Investments, at contract value:
     Beneficial interest in the Westinghouse
        Savings Program Master Trust
        (note 6)                                                     -           -           -           -           -   2,863,939
                                                            ----------  ----------  ----------  ----------  ----------  ----------
                  Total investments                             15,703      17,127      12,686       6,260      54,399   3,885,533

Receivables:
     Rollover contributions                                          -           -           -           -           -       4,432
     Due from brokers for investments sold                           8           5          16           3          14       5,813
                                                            ----------  ----------  ----------  ----------  ----------  ----------
                  Total receivables                                  8           5          16           3          14      10,245
                                                            ----------  ----------  ----------  ----------  ----------  ----------

                  Total assets                                  15,711      17,132      12,702       6,263      54,413   3,895,778
Liabilities:
     Due to brokers for investments
        purchased                                                    -           -           -           -           -      (5,575)
                                                            ----------  ----------  ----------  ----------  ----------  ----------
                  Net assets available
                     for benefits                           $   15,711      17,132      12,702       6,263      54,413   3,890,203
                                                            ==========  ==========  ==========  ==========  ==========  ==========

See accompanying notes to financial statements.

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year Ended December 31, 1997

                                 (In thousands)



                                                                   Fund Information
                                                --------------------------------------------------------
                                                                 Participant Directed
                                                --------------------------------------------------------
                                                                 CBS          Fidelity
                                                Fixed           Common         Growth        BT
                                                Income          Stock        and Income    Index
                                                 Fund            Fund           Fund        Fund
                                                -----------   -----------   -----------   -----------

Additions to net assets attributed to:
     Contributions:
        Participants                            $    45,603         6,306        12,768         7,760
        Employer cash                                 2,120            (8)          164           128
        Employer stock                                    -        28,154             -             -
        Rollovers and trust-to-trust transfers       86,174           220         2,363         1,336
                                                -----------   -----------   -----------   -----------
                  Total contributions               133,897        34,672        15,295         9,224

Investment income:
     Net appreciation (depreciation) in fair
        value of investments                              -       115,082        55,507        46,129
     Interest and dividends                               -         3,032        13,922        12,436
     Net investment gain from the
        Westinghouse Savings Program
        Master Trust (note 6)                       182,319             -             -             -
                                                -----------   -----------   -----------   -----------
                  Total investment income           182,319       118,114        69,429        58,565

Other                                                   189           143            82            68
                                                -----------   -----------   -----------   -----------
                  Total additions                   316,405       152,929        84,806        67,857

Deductions from net assets attributed to:
     Benefits paid to participants                 (334,610)      (21,685)      (17,831)      (17,612)
     Loans to participants, net of
        repayments                                     (924)        2,079           849           364
                                                -----------   -----------   -----------   -----------
                  Total deductions                 (335,534)      (19,606)      (16,982)      (17,248)
                                                -----------   -----------   -----------   -----------

                  Net increase (decrease)
                     prior to interfund
                     transfers                      (19,129)      133,323        67,824        50,609

Interfund transfers                                 (69,220)      (15,963)       24,409        34,793
                                                -----------   -----------   -----------   -----------
                  Net increase (decrease)           (88,349)      117,360        92,233        85,402

Plan transfers, net (note 8)                        (51,720)      (26,379)       (8,027)       (6,559)
                                                -----------   -----------   -----------   -----------
                                                   (140,069)       90,981        84,206        78,843

Net assets available for benefits:
     Beginning of year                            2,867,506       266,083       220,559       168,040
                                                -----------   -----------   -----------   -----------
     End of year                                $ 2,727,437       357,064       304,765       246,883
                                                ===========   ===========   ===========   ===========



                                                             Fund Information
                                                ---------------------------------------
                                                          Participant Directed
                                                ---------------------------------------
                                                                             BT
                                                                          Lifecycle
                                                 Ultra        Janus        Long Range
                                                 Fund          Fund          Fund
                                                ----------   -----------   -----------

Additions to net assets attributed to:
     Contributions:
        Participants                                 9,141         8,005         1,162
        Employer cash                                  118           116            19
        Employer stock                                   -             -             -
        Rollovers and trust-to-trust transfers       1,689         2,136           184
                                                ----------   -----------   -----------
                  Total contributions               10,948        10,257         1,365

Investment income:
     Net appreciation (depreciation) in fair
        value of investments                        (5,095)        1,936         1,836
     Interest and dividends                         34,143        25,259         1,843
     Net investment gain from the
        Westinghouse Savings Program
        Master Trust (note 6)                            -             -             -
                                                ----------   -----------   -----------
                  Total investment income           29,048        27,195         3,679

Other                                                   65            43             -
                                                ----------   -----------   -----------
                  Total additions                   40,061        37,495         5,044

Deductions from net assets attributed to:
     Benefits paid to participants                 (10,509)       (9,645)       (1,004)
     Loans to participants, net of
        repayments                                     648           604            80
                                                ----------   -----------   -----------
                  Total deductions                  (9,861)       (9,041)         (924)
                                                ----------   -----------   -----------

                  Net increase (decrease)
                     prior to interfund
                     transfers                      30,200        28,454         4,120

Interfund transfers                                  7,635         7,222         4,240
                                                ----------   -----------   -----------
                  Net increase (decrease)           37,835        35,676         8,360

Plan transfers, net (note 8)                        (4,799)       (4,465)         (633)
                                                ----------   -----------   -----------
                                                    33,036        31,211         7,727

Net assets available for benefits:
     Beginning of year                             130,414       117,140        14,240
                                                ----------   -----------   -----------
     End of year                                   163,450       148,351        21,967
                                                ==========   ===========   ===========

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

           Statement of Changes in Net Assets Available for Benefits,
                        With Fund Information, Continued

                          Year Ended December 31, 1997

                                 (In thousands)


                                                                     Fund Information
                                                -------------------------------------------------------------
                                                                    Participant Directed
                                                -------------------------------------------------------------
                                                                             BT           BT
                                                                          Lifecycle    Lifecycle
                                                   JPM          JPM         Mid          Short
                                                Diversified International   Range        Range     Participant
                                                   Fund         Fund        Fund         Fund         Loans        Total
                                                ----------   ----------   ----------   ----------   ----------   ----------
Additions to net assets attributed to:
     Contributions:
        Participants                            $      916        1,500          801          307            -       94,269
        Employer cash                                   16           17           18            5            -        2,713
        Employer stock                                   -            -            -            -            -       28,154
        Rollovers and trust-to-trust transfers         184          230          156          103            -       94,775
                                                ----------   ----------   ----------   ----------   ----------   ----------
                  Total contributions                1,116        1,747          975          415            -      219,911

Investment income:
     Net appreciation (depreciation) in fair
        value of investments                         1,190         (851)         823         (117)           -      216,440
     Interest and dividends                          1,811        1,111        1,693          951        4,221      100,422
     Net investment gain from the
        Westinghouse Savings Program
Master Trust (note 6)                                    -            -            -            -            -      182,319
                                                ----------   ----------   ----------   ----------   ----------   ----------
                  Total investment income            3,001          260        2,516          834        4,221      499,181

Other                                                    2            3            -            2            -          597
                                                ----------   ----------   ----------   ----------   ----------   ----------
                  Total additions                    4,119        2,010        3,491        1,251        4,221      719,689

Deductions from net assets attributed to:
     Benefits paid to participants                  (1,345)      (2,111)        (968)      (1,046)      (2,228)    (420,594)
     Loans to participants, net of
        repayments                                      70          128           74            -       (3,972)           -
                                                ----------   ----------   ----------   ----------   ----------   ----------
                  Total deductions                  (1,275)      (1,983)        (894)      (1,046)      (6,200)    (420,594)
                                                ----------   ----------   ----------   ----------   ----------   ----------

                  Net increase (decrease)
                     prior to interfund
                     transfers                       2,844           27        2,597          205       (1,979)     299,095

Interfund transfers                                  1,162        1,259        2,874        1,589            -            -
                                                ----------   ----------   ----------   ----------   ----------   ----------
                  Net increase (decrease)            4,006        1,286        5,471        1,794       (1,979)     299,095

Plan transfers, net (note 8)                          (500)        (526)        (575)        (416)      (2,327)    (106,926)
                                                ----------   ----------   ----------   ----------   ----------   ----------
                                                     3,506          760        4,896        1,378       (4,306)     192,169

Net assets available for benefits:
     Beginning of year                              15,711       17,132       12,702        6,263       54,413    3,890,203
                                                ----------   ----------   ----------   ----------   ----------   ----------
     End of year                                $   19,217       17,892       17,598        7,641       50,107    4,082,372
                                                ==========   ==========   ==========   ==========   ==========   ==========

See accompanying notes to financial statements.

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1997 and 1996

                                 (In thousands)



(1)   Description of Operations and Summary of Significant Accounting Policies
      ------------------------------------------------------------------------

      CBS Corporation (the Corporation, formerly Westinghouse Electric
          Corporation) is one of the largest radio and television broadcasters in the United States. During recent years, the Corporation redefined its business portfolio and future direction in its transformation to a pure media company. As the Corporation redefined its business portfolio, a number of businesses were identified as non-strategic. These businesses are expected to be divested in 1998.

      Basis of Accounting
      -------------------

      The financial statements of the Plan are prepared under the accrual basis of accounting.

      Investments
      -----------

      The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value. Loans to participants are valued at cost, which approximates fair value.

      Measurement Date
      ----------------

      Purchases and sales of securities are recorded on a trade-date basis.

      Dividends
      ---------

      Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



      Use of Estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.

      Payment of Benefits
      -------------------

      Benefits are recorded when paid.

(2)   Description of the Plan
      -----------------------

      The following description of the Plan provides only general information.
          Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

      General
      -------

      The Plan is a defined contribution plan. It is subject to the provisions of ERISA. All represented and nonrepresented employees of the Corporation other than employees eligible to participate in other plans sponsored by the Corporation, a designated subsidiary or a designated joint venture are eligible to participate in the Plan. Casual employees, leased employees and employees of excluded units are not eligible to participate in the Plan.

      Contributions and Withdrawals
      -----------------------------

      Plan participants may elect to contribute 2% to 20% of their base earnings on either a pre-tax or after-tax basis or a combination thereof, subject to IRS limitations. The Corporation matches contributions in an amount equal to 50% of the first 6% of the participant's base earnings contributed. Beginning January 1, 1997, the employer matching contributions may, at the discretion of the Plan Administrator, be made in the form of the Corporation's common stock rather than in cash for non-union employees.

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



      Participants may elect for their contributions to be invested in 1% increments in any of eleven investment options. The eleven investment options include the Fixed Income Fund, the CBS Common Stock Fund and the following registered investment companies: the Fidelity Growth and Income Fund, the BT Investment Equity 500 Index Fund (BT Index Fund), the Twentieth Century Ultra Investors Fund (Ultra Fund), the Janus Fund, the BT Investment Lifecycle Long Range Fund (BT Lifecycle Long Range Fund), the JPM Institutional Diversified Fund (JPM Diversified
          Fund), the JPM Institutional International Equity Fund (JPM International Fund), the BT Investment Lifecycle Mid Range Fund (BT Lifecycle Mid Range Fund), and the BT Investment Lifecycle Short Range Fund (BT Lifecycle Short Range Fund).

      All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated participants have several payment options, detailed in the Plan document.

      Loans
      -----

      Loans are made available to all participants on a nondiscriminatory basis subject to the provisions in the Plan document. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance. Loans bear interest at a fixed rate. The rate is determined as the prime rate in effect on the last business day of the previous quarter plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

      Rollovers and Trust-to-Trust Transfers
      --------------------------------------

      Corporation employees and retirees may elect to transfer savings from other plans that are qualified by the IRS into the Plan. Rollovers and trust-to-trust transfers represent funds transferred from the Westinghouse Pension Plan or other qualified plans to the Plan.

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



      Vesting and Forfeitures
      -----------------------

      Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1989, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1989, must complete five years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing five years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions.

      Plan Expenses
      -------------

      The Corporation is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Financial and Administrative Managers of the Plan. With the exception of investment manager fees, which are paid by the Plan, expenses of the Plan are borne by the Corporation.

      Plan Termination
      ----------------

      As stated in note 1, the Corporation expects to divest in 1998 its non-strategic businesses. After these divestitures are complete, management expects that the Plan and the CBS Employee Investment Fund will be merged. Although the Corporation does not intend to terminate the Plan, the Corporation has the right to terminate the Plan at any time subject to provisions of collective bargaining agreements. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed as soon as practicable.

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



(3)   Reconciliation of Financial Statements to Form 5500
      ---------------------------------------------------

      The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1997 and 1996 Plan years:

                                                                     1997             1996
                                                                     ----             ----


             Net assets available for benefits per the
                  financial statements                           $ 4,082,372     3,890,203
             Amounts allocated to withdrawing
                  participants                                        (4,338)       (4,112)
                                                                 -----------   -----------
             Net assets available for benefits per the
                  Form 5500                                      $ 4,078,034     3,886,091
                                                                 ===========   ===========


      The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 1997 Plan year:

             Benefits paid to participants per the
                  financial statements                                          $ 420,594
                     Add amounts allocated to withdrawing participants
                        as of December 31, 1997                                     4,338
                     Less amounts allocated to withdrawing participants
                        as of December 31, 1996                                    (4,112)
                                                                                ---------
             Benefits paid to participants per the Form 5500                    $ 420,820
                                                                                =========

      Amounts allocated to withdrawing participants are recorded on the Form
         5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



(4)   Investments
      -----------

      The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996.

                                                                                    December 31,
                                                                                -----------------------
                                                                                1997               1996
                                                                                ----               ----

                Beneficial interest in the Master Trust                   $  2,724,441          2,863,939
                CBS (formerly Westinghouse Electric
                     Corporation) common stock                                 353,227            265,316
                Fidelity Growth and Income Fund                                295,923            220,411
                BT Index Fund                                                  240,809                N/A

(5)   Unit Values
      -----------

      For each investment in which participant interests are calculated in units, the following table presents the number of units and net asset value per unit as of December 31, 1997 and 1996:

                                                   December 31, 1997
                                        ---------------------------------------
                                                              Net asset value
                                                            -------------------
                                        Number of           Per
                                          units             unit         Total
                                          -----             ----         -----

             Fixed Income Fund          2,199,546           1.24     $2,727,437
             CBS Common Stock Fund        154,573           2.31        357,064

                                                   December 31, 1996
                                        ---------------------------------------
                                                              Net asset value
                                                            -------------------
                                        Number of           Per
                                          units             unit         Total
                                          -----             ----         -----

             Fixed Income Fund          2,471,988           1.16     $2,867,506
             CBS Common Stock Fund        170,566           1.56        266,083

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



(6)   Master Trust
      ------------

      Effective July 1, 1991, the investment assets of the Westinghouse Personal
          Savings Plan were commingled with those of the Westinghouse Personal Investment Plan (the former Savings and Investment Plans, respectively) in a Master Trust arrangement. Due to the merger of these plans during 1994, only the Fixed Income Fund remains with a beneficial interest in the Master Trust. As of December 31, 1997, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another plan sponsored by one of the Corporation's former subsidiaries. The Master Trust is administered by Bankers Trust and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1997 and 1996, the Plan's beneficial interest in the net assets of the Master Trust was approximately 99.9% and 99.8%, respectively. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.

      The following table presents the values of investments in the Master Trust as of December 31, 1997 and 1996:

                                                       1997                             1996
                                           ----------------------------      ----------------------------
                                            Contract           Market          Contract        Market
                                              value             value            value          value
                                              -----             -----            -----          -----

       Guaranteed investment contracts     $   633,976          661,217        1,049,292         864,345
       Synthetic guaranteed investment
            contracts                        2,106,927        2,125,700        1,670,842       1,672,145
       Cash (cash overdraft)                   (13,336)         (13,336)         148,253         148,253
                                           -----------      -----------      -----------     -----------
                         Master Trust      $ 2,727,567        2,773,581        2,868,387       2,684,743
                                           ===========      ===========      ===========     ===========

      Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



      Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $303,016 and $302,475 as of December 31, 1997, and $363,828 and $370,880 as of December 31, 1996, respectively.

      The aggregate investment gain from the Master Trust for the year ended
         December 31, 1997, of $183,503 is solely comprised of interest income. Certain expenses of the Master Trust are deducted from the aggregate investment gain.

      The average yield of all investment contracts for the years ended December
         31, 1997 and 1996, was 6.87% and 6.62%, respectively, while the crediting interest rate as of December 31, 1997 and 1996, was 6.61% and 6.66%, respectively.

(7)   Federal Income Taxes
      --------------------

      A favorable determination letter was received from the Internal Revenue Service on September 25, 1997, stating that the Plan and related trust are qualified under Section 401(a) of the Code, and the related trust is exempt from tax under Section 501(a) of the Code. In the opinion of the Plan Administrator, the Plan has operated in accordance with the terms of the Plan and in conformity with the applicable requirements of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



(8)   Transfer of Assets
      ------------------

      On April 30, 1998, the Plan transferred assets in the amount of $79,221 to a plan sponsored by Ingersoll-Rand Company in connection with the divestiture of Thermo King. By fund, the transfer amounted to $50,485, Fixed Income Fund; $8,017, Fidelity Growth and Income Fund; $6,504, BT Index Fund; $4,785, Ultra Fund; $4,459, Janus Fund; $632, BT Lifecycle Long Range Fund; $496, JPM Diversified Fund; $526, JPM International Fund; $575, BT Lifecycle Mid Range Fund; $416, BT Lifecycle Short Range Fund; and $2,326, Loan Fund.

      On May 4, 1998, the Plan transferred assets of $4,438 from the CBS Common
         Stock Fund to a plan sponsored by Ingersoll-Rand as further described above.

      The above mentioned amounts, which represent the October 31, 1997, account balances of Thermo King employees and the subsequent investment income or loss on such balances have been recorded as liabilities on the statement of net assets available for benefits as of December 31, 1997.

(9)   Subsequent Events
      -----------------

      Effective January 2, 1998, the Plan transferred assets of the Corporation's Group W employees in the amount of $138,702 to the CBS Employee Investment Fund. By fund, the transfer amounted to $49,765, Fixed Income Fund; $31,038, CBS Common Stock Fund; $16,685, Fidelity Growth and Income Fund; $12,411, BT Index Fund; $9,659, Ultra Fund; $9,013, Janus Fund; $1,148, BT Lifecycle Long Range Fund; $1,153, JPM Diversified Fund; $1,511, JPM International Fund; $842, BT Lifecycle Mid Range Fund; $804, BT Lifecycle Short Range Fund; and $4,673, Loan Fund.

                                                                Schedule 1

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                                 EIN: 25-0877540

                                Plan Number: 002

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                 (In thousands)



    Column A                       Column B                                          Column C
    --------                       --------                                          --------

                                                                        Description of investment including
                      Identity of issue, borrower, lessor                maturity date, rate of interest,
                               or similar party                          collateral, par or maturity value
                               ----------------                          ---------------------------------

        *            CBS Corporation                         Common stock - 11,999 shares

                                                             Registered investment companies:
                     Fidelity Investments                      Fidelity Growth and Income Fund - 7,767 shares
        *            Bankers Trust Company                     BT Index Fund - 1,927 shares
                     American Century Investments              Ultra Fund - 5,806 shares
                     Janus Capital Corporation                 Janus Fund - 5,772 shares
        *            Bankers Trust Company                     BT Lifecycle Long Range Fund - 1,605 shares
                     J.P. Morgan                               JPM Diversified Fund - 1,436 shares
                     J.P. Morgan                               JPM International Fund - 1,569 shares
        *            Bankers Trust Company                     BT Lifecycle Mid Range Fund - 1,499 shares
        *            Bankers Trust Company                     BT Lifecycle Short Range Fund - 702 shares



        *            Bankers Trust Company                   BT Pyramid Directed Cash Fund

        *            Participant loans                       Participant loans with various rates of interest (7% to
                                                               9.75%) and various maturity dates through 2002





Column D              Column E
--------              --------

                       Current/
                       contract
  Cost                   value
  ----                   -----

$  226,599               353,227


   204,273               295,923
   155,839               240,809
   154,136               158,515
   132,753               143,732
    18,510                21,443
    16,377                18,545
    17,557                16,899
    15,822                17,310
     7,234                 7,241
----------          ------------
   722,501               920,417

     7,002                 7,002


         0 (1)            47,760
----------          ------------
$  956,102             1,328,406
==========          ============


* Party-in-interest

(1) Cost of participant loans is $-0- as indicated in the instructions to Form 5500 - Line 27(a).

                                                                     Schedule 2

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                                 EIN: 25-0877540

                                Plan Number: 002

                Line 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1997

                                 (In thousands)



--------------------------------------------------------------------------------
Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

                Column A                      Column B            Column C    Column D      Column G      Column H       Column I
                --------                      --------            --------    --------      --------      --------       --------

                                                                                          Total dollar  Total dollar
               Identity of                                        Number of   Number of     value of      value of       Net gain
             party involved           Description of asset        purchases     sales       purchases       sales        or (loss)
             --------------           --------------------        ---------     -----       ---------       -----        ---------

CBS Corporation (formerly      Common Stock                             61            62    $  116,412     $ 145,608     $  31,376
     Westinghouse Electric
     Corporation)
Fidelity Investments           Fidelity Growth and Income Fund         146             -        66,026             -           N/A
Bankers Trust                  BT Index Fund                           159             -        80,290             -           N/A
American Century Investments   Ultra Fund                              120             -        80,290             -           N/A
Janus Capital Corporation      Janus Fund                              132             -        52,968             -           N/A
Bankers Trust                  BT Pyramid Directed Cash Fund         1,141           960       625,330       622,197             -

Note: Columns E (Lease/Rental) and F (Expense Incurred With Transactions) have been omitted because there is no information to report.

N/A - Not applicable

                                    SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the
               Plan by the undersigned thereunto duly authorized.


                                                   Westinghouse Savings Program


 Dated:  June 26, 1998                                   By: /s/ A. G. Ambrosio
                                                      -------------------------
                                                           Name: A. G. Ambrosio
                                                      Title: Plan Administrator

                                  EXHIBIT INDEX


         Exhibit No.                   Description

           23                Consent of KPMG Peat Marwick LLP